Exhibit 2

                           CONVERTIBLE PROMISSORY NOTE


$132,912                                                       December 13, 2005

     FOR VALUE RECEIVED, the undersigned Equicap, Inc., a Nevada corporation ("Maker") promises to pay to the order of Duluth Venture Capital Partners, LLC ("Lender"), at its principal office, or at such other place as may be designated in writing by the holders of this Promissory Note ("Note"), the principal sum of ONE HUNDRED THIRTY TWO THOUSAND NINE HUNDRED TWELVE DOLLARS AND 00/100 DOLLARS ($132,912) (the "Principal Sum"). The unpaid Principal Sum shall not bear interest and shall be due on demand.

     All payments to be made under this Note shall be payable in lawful money of the United States of America which shall be legal tender for public and private debts at the time of payment.

     In the event that an action is instituted to collect this Note, or any portion thereof, Maker promises to pay all costs of collection, including but not limited to reasonable attorneys' fees, court costs, and such other sums as the court may establish.

     In the event of a default under this Note when due, then the holder of this Note, at its election, may declare the entire unpaid Principal Sum due and payable.

     Lender shall have the right at any time after the earlier of (a) March 31, 2006 or (b) a Change of Control to convert the Principal Sum into 600,000 shares of common stock of the Maker ("Shares"). The number of Shares to be issued upon conversion shall be subject to equitable adjustment in the event of any forward or reverse stock split of the Maker's common stock. For purposes of this Note, a Change of Control shall be deemed to occur upon the closing of the acquisition by Equicap of an operating company or the infusion of assets into Equicap with an audited value of not less than $500,000.

     Every provision hereof is intended to be several. If any provision of this
Note is determined, by a court of competent jurisdiction to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall not affect the other provisions hereof, which shall remain binding and enforceable.

     This Note is made in the State of Colorado and it is mutually agreed that Colorado law shall apply to the interpretation of the terms and conditions of this Note.

     All agreements between the holder of this Note and Maker are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of deferment or acceleration of the maturity of this Note or otherwise, shall the rate of interest hereunder exceed the maximum permissible under applicable law with respect to the holder. If, from any circumstances whatsoever, the rate of interest resulting from the payment and/or accrual of any amount of interest hereunder, at any time that payment of interest is due

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and/or at any time that interest is accrued, shall exceed the limits prescribed by such applicable law, then the payment and/or accrual of such interest shall be reduced to that resulting from the maximum rate of interest permissible under such applicable law. This provision shall never be superseded or waived.

     The makers, endorsers, and/or guarantors of this Note do hereby severally waive presentment, demand, protest and notices of protest, demand, dishonor and nonpayment.

     IN WITNESS WHEREOF, this instrument is executed as of the date first hereinabove set forth.


                                                EQUICAP, INC.


                                               By: /s/ Stephen M. Siedow
                                                  ------------------------------
                                                       Stephen M. Siedow
                                                       President